ZJK INDUSTRIAL CO., LTD.

August 1, 2024

Sarah Sidwell
Division of Corporation Finance

Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C., 20549

Re:	ZJK Industrial Co., Ltd.

Amendment No. 1 to Registration Statement on Form F-1

Filed July 24, 2024

File No. 333-280371

Dear Ms. Sidwell:

This letter is in response to the letter dated July 29, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to ZJK Industrial Co., Ltd. (the “Company,” “we,” and “our”). The Amended No. 2 to the Registration Statement on Form F-1 (the “Amended Registration Statement”) is being filed to accompany this letter.

Amendment No. 1 to Registration Statement on Form F-1

Related Party Transactions, page 137

1.	We note that you have listed transactions for the fiscal years ended December 31, 2023 and 2022. Please revise to provide the information required for the period since the beginning of your preceding three financial years up to the date of the document. Refer to Item 7.B of Form 20-F.

Response: In response to the Staff’s comment, we respectfully advise that we have revised the tables of related party balances and transactions on page 137, 138 and 139 of the Amended Registration Statement to provide the information required for the period since the beginning of our preceding three financial years up to the date of the document.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Jinhua (Anna) Wang, Esq., of Robinson & Cole LLP, at (212) 451-2942.

Very truly yours,

[Signature Page Follows]

Sarah Sidwell

Division of Corporation Finance

Office of Manufacturing
U.S. Securities and Exchange Commission

August 1, 2024

	By:	/s/Kai Huang
Kai Huang
Chief Financial Officer

Jinhua (Anna) Wang, Esq.
Robinson & Cole LLP

[signature page to the SEC response letter]